07022875

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

April 5, 2007

PROCESSED

APR 26 2007

THOMSON FINANCIAL

RECEIVED SEC MAIL PROCESSING SECTION APR 23 2007 WASH. D.C. 209

SUPPL

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find copies of public documents that have been electronically filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed are copies of the Insider Transaction reports for February and March. These documents are filed on the System for Electronic Disclosure by Insiders (SEDI) and will be sent to your office on a monthly basis.

SEDAR

Date of Filing	**Document**	**Document Dated**
April 2, 2007	Form 52-109F2 Certification of Interim Filings CFO Correction	April 2, 2007
April 2, 2007	Form 52-109F2 Certification of Interim Filings CEO Correction	April 2, 2007
April 3, 2007	News Release – COLD-fX® is Canada's #1 Pharmacist Recommended Natural Cold Remedy for The Second Straight Year	April 3, 2007
April 5, 2007	Material Change Report - CV Technologies Provides Second Quarter Financial Update - Departure of VP Sales & Customer Development	April 4, 2007

SEDI

Document	**Date Range**
Insider Transaction Detail	February 1, 2007-February 28, 2007
Insider Transaction Detail	March 1, 2007-March 31, 2007

dlw 4/25

../2

9411 – 20th Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Proudly Canadian

cbp CERTIFIED ChemBioPrint

Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059
April 5, 2007
Page 2

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with the Modified Form 52-109F2 of Mr. Gordon A. Brown, Chief Financial Officer, CV Technologies Inc. dated August 11, 2006 (the "Original Certificate") filed by CV Technologies Inc. with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate included an error on the date of the ending of the interim period, showing June 23, instead of June 30, 2006 and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the Modified Form 52-109F2 of Mr. Gordon A. Brown dated April 2, 2007 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

April 2, 2007
CV Technologies Inc.

(s) Gordon Brown

Gordon A. Brown, CGA
Chief Financial Officer

CFO Certification

Modified Form 52-109F2
Certification of Interim Filings

I , **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 2, 2007

(s) Gordon Brown

Gordon A. Brown, CGA
Chief Financial Officer

NOTICE TO READER

This Notice accompanies, and should be read in conjunction with the Modified Form 52-109F2 of Dr. Jacqueline J. Shan, Chief Executive, CV Technologies Inc. dated August 11, 2006 (the "Original Certificate") filed by CV Technologies Inc. with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval ("SEDAR").

The Original Certificate included an error on the date of the ending of the interim period, showing June 23, instead of June 30, 2006 and should be disregarded by the reader from the date of this notice. As of the date of this notice, the Original Certificate is superseded and replaced by the Modified Form 52-109F2 of Dr. Jacqueline J. Shan dated April 2, 2007 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

April 2, 2007
CV Technologies Inc.

(s) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

CEO Certification

Modified Form 52-109F2
Certification of Interim Filings

I , **Dr. Jacqueline J. Shan, Chief Executive, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 2, 2007

(s) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

RECEIVED 2007

CV TECHNOLOGIES INC.

News Release

COLD-fX® IS CANADA'S #1 PHARMACIST RECOMMENDED NATURAL COLD REMEDY FOR THE SECOND STRAIGHT YEAR

For Release: April 3, 2007, 6:00am MT

Edmonton, AB – April 3, 2007 – Sixty-four percent of Canadian pharmacists polled recommend COLD-fX as their first choice among natural cold remedies to their customers – up from 55% in 2005 – according to the 13th annual *Pharmacy Post* and *L'actualité pharmaceutique* survey on OTC Counselling and Recommendations of Pharmacists.

The survey also reveals that COLD-fX topped the recommendation list of Quebec pharmacists in the natural cold remedy category for the first time. CV Technologies Inc. (TSX:CVQ) said today that thirty-four percent of Quebec pharmacists surveyed recommend COLD-fX ahead of all other natural cold medicines – more than double its nearest competitor. The survey questionnaire was set out to 7,800 pharmacists between Oct.12 and Nov. 6 last year.

The findings will be published in the April issue of *Pharmacy Post* and the May issue of *L'actualité pharmaceutique.* The mail-in survey was conducted by the research division of Roger's Healthcare and Financial Publishing for *Pharmacy Post and L'actualité pharmaceutique* – the key industry publications in Canada.

The results of the survey provide pharmacists with a comprehensive report on OTC counselling and recommendations which track pharmacists' thoughts and behaviours on non-prescription counselling and reveals which OTC brands pharmacists most often recommend to patients. "*Pharmacy Post /L'actualité pharmaceutique's* 13th annual OTC Market Report provides a snapshot of pharmacy's performance on more than 30 key nonprescription categories," says Janet Smith, Executive Publisher Drugstore and Grocery Retail Group at Roger's Publishing. "This is the industry's only comprehensive report on OTC Counselling and Recommendations. This report confirms pharmacists' importance in helping consumers choose the right non prescription product."

Across Canada, COLD-fX has been the #1 pharmacist-recommended natural cold remedy for two years. It has also enjoyed the #1 spot in Canada as the highest selling cold and flu remedy since October, 2004.

About Pharmacy Post Magazine

Pharmacy Post is Canada's drugstore news, OTC, business and front shop report for pharmacists, pharmacy owners and managers and buyers.

About L'actualité pharmaceutique

L'actualité pharmaceutique is a dynamic mix of news and drugstore channel information for the Quebec market.

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold infections in Canada. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations

CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:
Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
Jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.cold-fx.com

Jackie Quemby
Publisher, Pharmacy Post
1-416-764-3925
Jackie.Quemby@pharmacygroup.rogers.com

Caroline Bélisle
Publisher, L'actualité pharmaceutique
1-514- 843-2569
caroline.belisle@rci.rogers.com

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

MATERIAL CHANGE REPORT

1. Name and Address of Company:

CV Technologies Inc. (the "Issuer")
9411 – 20th Avenue
Edmonton Research Park
Edmonton, Alberta T6N 1E5

2. Date of Material Change:

March 26, 2007

3. Press Release:

A press release was issued by the Issuer on March 26, 2007 through the facilities of CCNMatthews.

4. Summary of Material Change:

On March 29, 2007, the Issuer announced that it anticipates net sales for the first six months of its fiscal year ending March 31, 2007 to be the same as or less than $29.9 million for the same period a year earlier. The Issuer anticipates net sales for Canada for the second quarter to be less than the $10.9 million reported for the same period a year earlier.

In addition, effective March 26, 2007, P. Norman Oliver, Sr. Vice President, Sales and Customer Development was no longer associated with the Issuer.

5. Full Description of Material Change:

On March 29, 2007, the Issuer announced that it anticipates net sales for the first six months of its fiscal year ending March 31, 2007 to be the same as or less than $29.9 million for the same period a year earlier. The Issuer anticipates net sales for Canada for the second quarter to be less than the $10.9 million reported for the same period a year earlier.

The Issuer announced that while reported United States sales in the fourth quarter of 2006 and the first quarter of 2007 were $8.6 million, this primarily represented sales to retailers for stocking their shelves. The actual sell through to consumers is estimated to be $1.5 - $2.5 million for the first six months of 2007. Slow United States sales will likely result in rebalancing of seasonal inventory by some retailers. Significant rebalancing and product returns could have a serious impact on the Issuer's cash position and working capital. The anticipated second quarter loss is dependant upon the degree and extent of possible returns.

In addition, effective March 26, 2007, P. Norman Oliver, Sr. Vice President, Sales and Customer Development was no longer associated with the Issuer.

This material change report contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this material change report, including those comments predicting the level of product rebalancing by United States retailers, the success of new corporate initiatives, clinical trial results and associated regulatory clearances. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of

grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this material change report will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. Subject to its obligations under applicable law, the Issuer assumes no duty to update this disclosure.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

For further information, please contact:

Jane Tulloch
Director, Investor Relations
Telephone: (780) 577-3724

9. Date of Report

April 4, 2007

Insider transaction detail - View details for issuer

2007-03-01 13:15 ET

Transactions sorted by : Insider
Issuer name : cv technologies (Starts with)
Filing date range : February 1, 2007 - February 28, 2007
Debt securities : Convertible Debentures
Equity securities : Common Shares, Units
Issuer derivatives : Options, Warrants, Other
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Oliver, Norman														
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer														
Security designation: Common Shares														
O	854601	2006-11-18	2006-12-19	Direct Ownership :	10 - Acquisition or disposition in the public market	-34,000	2.8032							

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 854601	2006-12-18	2007-02-15	Direct Ownership :	10 - Acquisition or disposition in the public market	-34,000	2.8032	918,555						

Insider transaction detail - View details for issuer

2007-04-02 10:58 ET

Transactions sorted by : **Insider**
Issuer name : **cv technologies (Starts with)**
Filing date range : **March 1, 2007 - March 31, 2007**
Debt securities : **Convertible Debentures**
Equity securities : **Common Shares, Units**
Issuer derivatives : **Options, Warrants, Other**
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Buchanan, Bruce

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer

Security designation: Common Shares

909385	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-42,200	2.3000	1,557,800						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909386	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-11,400	2.3100	1,546,400						
909387	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-64,900	2.3200	1,481,500						
909388	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,400	2.3300	1,467,100						
909389	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,300	2.3400	1,450,800						
909391	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-28,000	2.3500	1,422,800						
909393	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-21,500	2.3600	1,401,300						
909396	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,300	2.3800	1,398,000						
909397	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-58,000	2.4000	1,340,000						
909399	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,300	2.4200	1,330,700						
909403	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-28,000	2.4100	1,302,700						
909406	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-13,000	2.4300	1,289,700						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909407	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,300	2.4400	1,275,400						
909411	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-43,400	2.4500	1,232,000						
909413	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	2.4600	1,222,000						
909414	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-21,600	2.5000	1,200,400						
909417	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	2.5100	1,195,400						
909421	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,300	2.5200	1,192,100						
909422	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,100	2.5400	1,188,000						
909424	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,600	2.5500	1,181,400						
909425	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,400	2.5700	1,180,000						
909430	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,600	2.5800	1,176,400						
909434	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,700	2.5900	1,170,700						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909435	2007-02-26	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,700	2.6000	1,160,000						
909439	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-79,400	2.3000	1,080,600						
909440	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,700	2.3100	1,070,900						
909444	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	2.3200	1,069,900						
909446	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-21,000	2.3300	1,048,900						
909448	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	2.3400	1,045,900						
909451	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-39,200	2.3500	1,006,700						
909455	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,000	2.3600	992,700						
909457	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,500	2.3700	976,200						
909458	2007-02-27	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-31,700	2.3800	944,500						
909461	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	2.3000	939,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909464	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	2.3100	939,000						
909476	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-29,000	2.3400	910,000						
909478	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,800	2.3500	889,200						
909480	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,900	2.3600	886,300						
909481	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-23,000	2.3700	863,300						
909483	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-29,000	2.3800	834,300						
909485	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-17,300	2.3900	817,000						
909486	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-48,000	2.4000	769,000						
909487	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-31,200	2.4100	737,800						
909488	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-58,600	2.4200	679,200						
909490	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-31,900	2.4300	647,300						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909491	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,700	2.4400	634,600						
909493	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	2.4500	633,600						
909494	2007-02-28	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,000	2.4600	630,600						
909497	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-65,500	2.5000	565,100						
909500	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-9,600	2.5100	555,500						
909504	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,200	2.5200	535,300						
909506	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-21,500	2.5300	513,800						
909507	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,500	2.5400	498,300						
909510	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-52,800	2.5500	445,500						
909513	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-23,300	2.5600	422,200						
909515	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	2.5700	397,200						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909518	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-44,900	2.5800	352,300						
909519	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-49,500	2.5900	302,800						
909520	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-24,000	2.6000	278,800						
909524	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	2.6100	278,300						
909525	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,400	2.6200	276,900						
909526	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,100	2.6300	272,800						
909527	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,100	2.6400	247,700						
909529	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,200	2.6500	222,500						
909531	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,700	2.6600	219,800						
909532	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,500	2.6700	194,300						
909535	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,100	2.6900	174,200						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909536	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	2.7000	173,300						
909537	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	2.7100	172,400						
909538	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-17,200	2.7200	155,200						
909539	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,100	2.7300	153,100						
909542	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-36,300	2.7400	116,800						
909544	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	2.7500	91,800						
909545	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,400	2.7600	89,400						
909548	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,200	2.7700	85,200						
909549	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,700	2.7800	79,500						
909551	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,000	2.7900	75,500						
909553	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-32,000	2.8000	43,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
909555	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	2.8100	42,000						
909556	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-30,000	2.8200	12,000						
909558	2007-03-01	2007-03-05	Direct Ownership :	10 - Acquisition or disposition in the public market	-12,000	2.8300	0						
922508	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-72,000	2.5000	17,692,309						
922509	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-3,600	2.5100	17,688,709						
922511	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-12,700	2.5200	17,676,009						
922512	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,600	2.5300	17,670,409						
922513	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-400	2.5400	17,670,009						
922514	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-9,000	2.5500	17,661,009						
922515	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-700	2.5900	17,660,309						
922516	2007-03-09	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-1,100	2.6000	17,659,209						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
922518	2007-03-12	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-21,700	2.5000	17,637,509						
922519	2007-03-12	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,700	2.5100	17,634,809						
922520	2007-03-12	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-17,700	2.5200	17,617,109						
922521	2007-03-12	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-35,000	2.5300	17,582,109						
922522	2007-03-12	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-300	2.5400	17,581,809						
922524	2007-03-12	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-7,600	2.5500	17,574,209						
922525	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-35,100	2.3000	17,539,109						
922527	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-7,900	2.3100	17,531,209						
922528	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,000	2.3200	17,529,209						
922529	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-22,400	2.3300	17,506,809						
922530	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,600	2.3400	17,504,209						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
922531	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-11,900	2.3600	17,492,309						
922532	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-64,900	2.3500	17,427,409						
922533	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-1,200	2.3700	17,426,209						
922535	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-22,300	2.3800	17,403,909						
922537	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-4,000	2.3900	17,399,909						
922538	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-76,200	2.4000	17,323,709						
922539	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-8,000	2.4100	17,315,709						
922540	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-28,200	2.4200	17,287,509						
922541	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,100	2.4300	17,277,409						
922542	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-1,800	2.4400	17,275,609						
922543	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-6,600	2.4500	17,269,009						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
922544	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-4,800	2.4600	17,264,209						
922545	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-4,000	2.4700	17,260,209						
922546	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,000	2.4800	17,255,209						
922547	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,000	2.5000	17,250,209						
922548	2007-03-13	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,200	2.5200	17,248,009						
922549	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-15,000	2.2500	17,233,009						
922550	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-79,800	2.2600	17,153,209						
922551	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-31,000	2.2700	17,122,209						
922552	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-55,100	2.2800	17,067,109						
922553	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-29,400	2.2900	17,037,709						
922554	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-51,600	2.3000	16,986,109						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
922555	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-16,700	2.3100	16,969,409						
A 922556	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,600	2.3200	16,963,809						
922557	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-1,200	2.3300	16,962,609						
922558	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,700	2.3500	16,959,909						
922559	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,300	2.3800	16,957,609						
922560	2007-03-14	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-9,600	2.3900	16,948,009						
O 922556	2007-03-15	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,600	2.3200							
922562	2007-03-15	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-8,000	2.3000	16,940,009						
922564	2007-03-15	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-200	2.2900	16,939,809						
922567	2007-03-15	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-800	2.2800	16,939,009						
922568	2007-03-15	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-24,300	2.2700	16,914,709						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
922571	2007-03-15	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-81,200	2.2600	16,833,509						
922573	2007-03-15	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-127,100	2.2500	16,706,409						
922575	2007-03-16	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-3,000	2.2600	16,703,409						
922577	2007-03-16	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-63,800	2.2500	16,639,609						
922579	2007-03-16	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-17,900	2.2400	16,621,709						
922580	2007-03-16	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-54,200	2.2300	16,567,509						
922582	2007-03-16	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-46,700	2.2200	16,520,809						
922583	2007-03-16	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-60,200	2.2100	16,460,609						
922585	2007-03-16	2007-03-16	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-154,400	2.2000	16,306,209						

Insider name: Michaels, Gary Warren

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O	915779	2007-03-02	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	2.8110							
A	915779	2007-03-02	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,000	2.8400	68,800						
	915782	2007-03-02	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	2.6700	58,800						
	915785	2007-03-05	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,000	2.4800	50,800						
	915786	2007-03-05	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,000	2.4700	34,800						
	915788	2007-03-06	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-600	2.5300	34,200						
	915790	2007-03-06	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,400	2.5200	18,800						
	915793	2007-03-07	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,000	2.6100	14,800						
	915796	2007-03-07	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,000	2.6200	10,800						
	915798	2007-03-07	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	2.5800	8,800						
	915800	2007-03-07	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,800	2.6000	4,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
915802	2007-03-07	2007-03-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,000	2.6100	0						

END